SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 1 August 2014
Exhibit 1.2	Transaction in Own Shares dated 4 August 2014
Exhibit 1.3	Transaction in Own Shares dated 5 August 2014
Exhibit 1.4	Transaction in Own Shares dated 6 August 2014
Exhibit 1.5	Transaction in Own Shares dated 7 August 2014
Exhibit 1.6	Transaction in Own Shares dated 8 August 2014
Exhibit 1.7	Transaction in Own Shares dated 11 August 2014
Exhibit 1.8	Director/PDMR Shareholding dated 11 August 2014
Exhibit 1.9	Transaction in Own Shares dated 12 August 2014
Exhibit 1.10	Transaction in Own Shares dated 13 August 2014
Exhibit 1.11	Transaction in Own Shares dated 14 August 2014
Exhibit 1.12	Transaction in Own Shares dated 15 August 2014
Exhibit 1.13	Transaction in Own Shares dated 18 August 2014
Exhibit 1.14	Transaction in Own Shares dated 19 August 2014
Exhibit 1.15	Transaction in Own Shares dated 20 August 2014
Exhibit 1.16	Transaction in Own Shares dated 21 August 2014
Exhibit 1.17	Transaction in Own Shares dated 22 August 2014
Exhibit 1.18	Transaction in Own Shares dated 26 August 2014
Exhibit 1.19	Transaction in Own Shares dated 27 August 2014
Exhibit 1.20	Transaction in Own Shares dated 28 August 2014
Exhibit 1.21	Transaction in Own Shares dated 29 August 2014

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	31 July 2014
Number of ordinary shares purchased	3,030,000
Highest price paid per share (pence)	487.80
Lowest price paid per share (pence)	482.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	1 August 2014
Number of ordinary shares purchased	3,059,800
Highest price paid per share (pence)	485.65
Lowest price paid per share (pence)	476.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	04 August 2014
Number of ordinary shares purchased	3,046,000
Highest price paid per share (pence)	487.40
Lowest price paid per share (pence)	480.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	05 August 2014
Number of ordinary shares purchased	3,045,000
Highest price paid per share (pence)	489.95
Lowest price paid per share (pence)	482.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	06 August 2014
Number of ordinary shares purchased	3,100,000
Highest price paid per share (pence)	477.55
Lowest price paid per share (pence)	473.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	07 August 2014
Number of ordinary shares purchased	3,130,000
Highest price paid per share (pence)	476.50
Lowest price paid per share (pence)	468.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	08 August 2014
Number of ordinary shares purchased	3,170,000
Highest price paid per share (pence)	468.70
Lowest price paid per share (pence)	464.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 August 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 11 August 2014 by Computershare Plan Managers that on 11 August 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.6405 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn     68 shares
Dr B. Gilvary     68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy    68 shares
Mr B. Looney  68 shares
Mr D. Sanyal   68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	11 August 2014
Number of ordinary shares purchased	3,150,000
Highest price paid per share (pence)	472.55
Lowest price paid per share (pence)	467.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	12 August 2014
Number of ordinary shares purchased	3,150,000
Highest price paid per share (pence)	471.75
Lowest price paid per share (pence)	466.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	13 August 2014
Number of ordinary shares purchased	3,140,000
Highest price paid per share (pence)	472.15
Lowest price paid per share (pence)	467.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	14 August 2014
Number of ordinary shares purchased	3,152,000
Highest price paid per share (pence)	474.60
Lowest price paid per share (pence)	469.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	15 August 2014
Number of ordinary shares purchased	3,152,000
Highest price paid per share (pence)	475.10
Lowest price paid per share (pence)	469.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 19 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 August 2014
Number of ordinary shares purchased	3,140,000
Highest price paid per share (pence)	476.75
Lowest price paid per share (pence)	472.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 20 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 August 2014
Number of ordinary shares purchased	3,095,000
Highest price paid per share (pence)	481.60
Lowest price paid per share (pence)	475.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 21 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 August 2014
Number of ordinary shares purchased	3,108,000
Highest price paid per share (pence)	485.05
Lowest price paid per share (pence)	479.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 22 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 August 2014
Number of ordinary shares purchased	3,090,000
Highest price paid per share (pence)	484.85
Lowest price paid per share (pence)	481.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 26 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 August 2014
Number of ordinary shares purchased	3,098,400
Highest price paid per share (pence)	485.10
Lowest price paid per share (pence)	480.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	26 August 2014
Number of ordinary shares purchased	3,080,000
Highest price paid per share (pence)	487.75
Lowest price paid per share (pence)	482.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	27 August 2014
Number of ordinary shares purchased	3,090,000
Highest price paid per share (pence)	486.50
Lowest price paid per share (pence)	483.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 August 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	28 August 2014
Number of ordinary shares purchased	3,108,000
Highest price paid per share (pence)	485.00
Lowest price paid per share (pence)	481.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 September 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary